FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
 Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and, on materially similar terms, with the Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the decision of the Central Bank of Chile regarding its position in connection with the distribution of dividends and the capitalization agreed upon at the Bank’s Shareholders’ meetings held on March 26, 2015.

Santiago, March 30, 2015.

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: ESSENTIAL INFORMATION/

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18.045, and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an Essential Information that, as of this date, the Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Extraordinary Session No 1894E, held today, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 26, 2015, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31st, 2014, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

I subscribe this letter due to the fact that the Chief Executive Officer Mr. Arturo Tagle Quiroz is visiting the city of Copiapó.

Sincerely,

Nelson Rojas Preter
General Counsel

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015.

Banco de Chile

/s/ Nelson Rojas P.
By:	Nelson Rojas P.
General Counsel